EXHIBIT 12

HSBC FINANCE CORPORATION
COMPUTATION OF RATIO OF EARNINGS (LOSS) TO FIXED CHARGES AND TO
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

Nine Months Ended September 30,	2015	2014
	(dollars are in millions)
Income (loss) from continuing operations	$(250)	$509
Income tax expense (benefit)	(357)	182
Income (loss) from continuing operations before income tax expense	(607)	691
Fixed charges:
Interest expense	701	804
Interest portion of rentals(1)	3	3
Total fixed charges	704	807
Total earnings from continuing operations as defined	$97	$1,498
Ratio of earnings to fixed charges	.14	1.86
Preferred stock dividends(2)	$145	$145
Ratio of earnings to combined fixed charges and preferred stock dividends	.11	1.57

(1)	Represents one-third of rentals, which approximates the portion representing interest.

(2)	Preferred stock dividends are grossed up to their pretax equivalents.